UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

NAUTILUS MARINE ACQUISITION CORP.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

Y6255E1011
(CUSIP Number)

Vrysiis Aikaterini Vosniadi
c/o Deverakis Law Office
52 Agiou Constantinou Street
Marousi 151 24, Greece
+30 2106140810

With copies to:

William S. Haft, Esq.
Orrick, Herrington & Sutcliffe LLP
51 West 52nd Street
New York, NY 10019
(212) 506 3740

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

February 14, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

____________________________________
1 The Common Stock have no CUSIP number. The CINS number for the Common Stock is Y6255E101

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person; S.S. or I.R.S. Identification No. of Above Person (entities only) Oil and Gas Ships Investor Limited
2	Check the Appropriate Box if a Member of a Group	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) [ ]
6	Citizenship or Place of Organization: Republic of the Marshall Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 1,985,149
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 1,985,149
	10	Shared Dispositive Power: 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,985,149
12	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount In Row 11 55.95%
14	Type of Reporting Person: CO

1	Name of Reporting Person; S.S. or I.R.S. Identification No. of Above Person (entities only) Vrysiis Aikaterini Vosniadi
2	Check the Appropriate Box if a Member of a Group	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) [ ]
6	Citizenship or Place of Organization: [Greece]
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 0
	8	Shared Voting Power: 1,985,149*
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 1,985,149*
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,985,149*
12	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount In Row 11 55.95%
14	Type of Reporting Person: IN

* Shares held by Oil and Gas Ships Investor Limited.

    This Amendment No. 1 to Schedule 13D amends and supplements the statement on Schedule 13D originally filed on March 18, 2013 (the “Schedule 13D”) on behalf by Oil and Gas Ships Investor Limited (“O&G”) and Vrysiis Aikaterini Vosniadi (collectively with O&G, the “Reporting Persons”), relating to the common stock, par value $0.0001 per share, (the “Shares”) of Nautilus Marine Acquisition Corp., a Marshall Islands corporation (the “Issuer”), with its principal executive offices at 90 Kifissias Avenue, Maroussi 15125 Athens, Greece.  The Reporting Persons may constitute a “group” for reporting purposes of Rule 13d-5 under the Securities Exchange Act of 1934, as amended, with respect to their respective beneficial ownership of the Shares.  Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 4.  Purpose of Transaction

    Item 4 of the Schedule 13D is hereby amended and restated it its entirety as follows:

    On May 14, 2013, O&G, Mezzanine Financing Investment III Ltd., Astra Maritime Inc., Orca Marine Corp., Fjord Management S.A. and Vega Resource Group AS (the “Major Shareholders”) submitted a proposal to the Chief Executive Officer and Board of Directors of the Issuer (the “Proposal”) requesting that they immediately consider a plan whereby an affiliate of the Major Shareholders would acquire the remaining publicly owned Shares of the Issuer, and thereby cause the Issuer to become a privately-owned company.

    A copy of the Proposal, which is incorporated herein in its entirety, is attached hereto as Exhibit D.

Item 7.  Material to Be Filed as Exhibits

    Exhibit A:  Joint Filing Agreement between the Reporting Persons

    Exhibit B:  Share Purchase Agreement (Incorporated by reference to Exhibit 4.1 to the Form 6-K filed by the Issuer on
        December 7, 2012)

    Exhibit C:  Letter Agreement (Incorporated by reference to Exhibit 10.3 to the Form 6-K filed by the Issuer on July 20, 2011)

    Exhibit D:  Proposal delivered by the Major Shareholders on May 14, 2013

[SCHEDULE 13D/A SIGNATURE PAGE]

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OIL AND GAS SHIPS INVESTOR LIMITED

By: Mare Services Limited

By: /s/ Adriano Cefai
Name: Adriano Cefai
Title: Director

/s/ Vrysiis Aikaterini Vosniadi
Principal
Dated: June 5, 2013

Exhibit A

JOINT FILING AGREEMENT

    The undersigned agree that this Schedule 13D/A dated June 5, 2013 relating to the common stock of Nautilus Marine Acquisition Corp. shall be filed on behalf of the undersigned.

[Signature Page Follows]

[SCHEDULE 13D/A JOINT FILING AGREEMENT SIGNATURE PAGE]

OIL AND GAS SHIPS INVESTOR LIMITED

By: Mare Services Limited

By: /s/ Adriano Cefai
Name: Adriano Cefai
Title: Director

/s/ Vrysiis Aikaterini Vosniadi
Principal

June 5, 2013

Exhibit D

PROPOSAL DELIVERED BY MAJOR STOCKHOLDERS

May 14, 2013

Nautilus Marine Acquisition Corp.
90 Kifissias Avenue
Maroussi 15125 Athens
Greece
Attention:  Mr. Akis Tsirigakis
Chief Executive Officer

Re:           Nautilus Marine Acquisition Corp. (“Nautilus”)

Dear Mr. Tsirigakis:

On behalf of Mezzanine Financing Investment III Ltd. (“Mezzanine”), Oil & Gas Ships Investor Limited (“O&G”), Astra Maritime Inc. (“Astra”), Orca Marine Corp. (“Orca”), Fjord Management S.A. (“Fjord”) and Vega Resource Group AS (“Vega”; and together with Mezzanine, O&G, Astra, Orca and Fjord, the “Buyers”) we are writing to you to propose that Nautilus enter into a transaction with the Buyers to acquire the remaining publicly owned stock of Nautilus and thereby cause Nautilus to become a privately owned company (the “Transaction”).  Given the extremely small public float of Nautilus, we believe that such a transaction would be in the best interest of both such remaining public shareholders and Nautilus, as it would provide liquidity to such stockholders that is not available in the public markets, while also serving to unburden Nautilus of the costly filing and disclosure requirements of a public company.

In our view, the Transaction is in the best interests of the small group of remaining public Nautilus stockholders.  As you know, there is currently very little trading of the shares of Nautilus (the “Shares”) since only approximately 30,000 Shares remain in public hands.   In addition, the Company has not paid, and is not likely to pay, any dividends for the foreseeable future, due to its substantial debt load.

We believe, therefore, that the Transaction will provide the public stockholders of Nautilus with an excellent and timely opportunity to liquidate their investment in Nautilus.  To that end, we propose that Nautilus enter into a short-form merger (the “Merger”) with an affiliate of the holding company of the Buyers holding more than 90% of the outstanding Shares.  Pursuant to the Merger, all the public stockholders of Nautilus would receive $10.25 in cash for each Share they own.

We hereby request that you and the board of directors of Nautilus immediately consider this proposal, and we look forward to your prompt response.  We are available to discuss the proposed Transaction at your convenience.

Very truly yours,

MEZZANINE FINANCING INVESTMENT III LTD.

By:           /s/ Dimitris Papavasileiou__________
Name: Dimitris Papavasileiou
Title: Attorney-in-fact

OIL & GAS SHIPS INVESTOR LIMITED

By:           /s/ Papapontikou Eugenia__________
Name: Papapontikou Eugenia
Title: Attorney-in-fact

VEGA RESOURCE GROUP AS

By:           /s/ Kjell E. Karlsen______________
Name: Kjell Eivind Karlsen
Title:  Chairman of the Board

ASTRA MARITIME INC.

By:           /s/ Prokopios Tsirigakis____________
Name:  Prokopios (Akis) Tsirigakis
Title:  President

ORCA MARINE CORP.

By:           /s/ George Syllantavos_____________
Name:  George Syllantavos
Title:  President

FJORD MANAGEMENT S.A.

By:           /s/ Prokopios Tsirigakis
Name:  Prokopisos (Akis) Tsirigakis
Title:  President